UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Palisade Bio, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

696389204

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	696389204

1.	Names of Reporting Persons.

Mitchell P. Kopin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	131,086

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	131,086

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,086 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	696389204

1.	Names of Reporting Persons.

Daniel B. Asher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	131,086

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	131,086

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,086 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	696389204

1.	Names of Reporting Persons.

Intracoastal Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	131,086

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	131,086

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,086 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)

12.	Type of Reporting Person (See Instructions)

OO

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 22, 2022 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2.

(e) CUSIP Number

696389204

Item 4. Ownership.

(a) and (b):

As of close of business on December 31, 2022, each of the Reporting Persons may have been deemed to have beneficial ownership of 131,086 shares of Common Stock, which consisted of (i) 52,000 shares of Common Stock held by Intracoastal, (ii) 3,086 shares of Common Stock issuable upon an exercise of a warrant held by Intracoastal (“Intracoastal Warrant 1”), (ii) 64,000 shares of Common Stock issuable upon an exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”) and (iii) 12,000 shares of Common Stock issuable upon an exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 3”), and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 5.7% of the Common Stock, based on (1) 2,188,308 shares of Common Stock outstanding as of September 30, 2022, as reported by the Issuer, (2) 3,086 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 1, (3) 64,000 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 2 and (4) 12,000 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 3.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote:        0       .

(ii) Shared power to vote or to direct the vote:        131,086       .

(iii) Sole power to dispose or to direct the disposition of        0       .

(iv) Shared power to dispose or to direct the disposition of        131,086       .

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager